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FOR IMMEDIATE RELEASE:

               ROYAL & SUNALLIANCE INSURANCE GROUP plc ANNOUNCES
                RECEIPT OF ALL INSURANCE REGULATORY APPROVALS --
            EXPECTS TO CONSUMMATE TENDER OFFER ON NOVEMBER 12, 1999

New York, New York, November 8, 1999 -- Royal & Sun Alliance Insurance Group plc, London, announced today that it has received all insurance regulatory approvals, the receipt of which are conditions to the consummation of its US$50.00 per share cash tender offer for all the outstanding shares of common stock of Orion Capital Corporation (NYSE: OC), Farmington, CT.

Royal & Sun Alliance reported that is has received approval from the Connecticut Department of Insurance, which in combination with approvals previously received from California, Colorado, North Carolina, Oklahoma, Oregon, South Carolina and Texas completes the approval process for the pending transaction.

Royal & Sun Alliance also announced that it expects to consummate the tender offer when it expires at 4:30 p.m., New York City time, on Friday, November 12, 1999. No assurance can be given, however, that such consummation will take place or that the tender offer will not be further extended.

Citibank N.A. is depository for the tender offer, MacKenzie Partners, Inc. is the information agent, and Salomon Smith Barney, Inc. is the dealer manager. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depository Receipt Program (RSANY).

For more information about Royal & SunAlliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT:  MacKenzie Partners, Inc.  Mark Harnett, (212) 929-5877.